SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. ___)*
Visteon Corporation

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
92839U107

(CUSIP Number)
Shulamit Leviant, Esq.
c/o Davidson Kempner Partners
New York, New York, 10022
(212) 446-4053

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
Copies to:
Martin J. Bienenstock
Timothy Q. Karcher
Philip Abelson
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000
March 8, 2010

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No.	92839U107	Page	2	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.23%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	3	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		630,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		630,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	630,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.48%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010 .

CUSIP No.	92839U107	Page	4	of	66 Pages

1	NAMES OF REPORTING PERSONS M.H. Davidson & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	5	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner International, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		702,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	702,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.54%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	6	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Distressed Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,362,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,362,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,362,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.05%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	7	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Distressed Opportunities International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,952,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,952,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.27%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	8	of	66 Pages

1	NAMES OF REPORTING PERSONS MHD Management Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.23%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	9	of	66 Pages

1	NAMES OF REPORTING PERSONS MHD Management Co. GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.23%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	10	of	66 Pages

1	NAMES OF REPORTING PERSONS M.H. Davidson & Co. GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.04%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	11	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner Advisers Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		630,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		630,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	630,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.48%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	12	of	66 Pages

1	NAMES OF REPORTING PERSONS Davidson Kempner International Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		702,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	702,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.54%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	13	of	66 Pages

1	NAMES OF REPORTING PERSONS DK Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,362,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,362,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,362,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.05%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	14	of	66 Pages

1	NAMES OF REPORTING PERSONS DK Management Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,952,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,952,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.27%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	15	of	66 Pages

1	NAMES OF REPORTING PERSONS DK Stillwater GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,952,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,952,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,952,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.27%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	16	of	66 Pages

1	NAMES OF REPORTING PERSONS Thomas L. Kempner, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	17	of	66 Pages

1	NAMES OF REPORTING PERSONS Stephen M. Dowicz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	18	of	66 Pages

1	NAMES OF REPORTING PERSONS Scott E. Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	19	of	66 Pages

1	NAMES OF REPORTING PERSONS Timothy I. Levart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America and the United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	20	of	66 Pages

1	NAMES OF REPORTING PERSONS Robert J. Brivio, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	21	of	66 Pages

1	NAMES OF REPORTING PERSONS Eric P. Epstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	22	of	66 Pages

1	NAMES OF REPORTING PERSONS Anthony A. Yoseloff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	23	of	66 Pages

1	NAMES OF REPORTING PERSONS Avram Z. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	24	of	66 Pages

1	NAMES OF REPORTING PERSONS Conor Bastable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.60%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	25	of	66 Pages

1	NAMES OF REPORTING PERSONS Brigade Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.00%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	26	of	66 Pages

1	NAMES OF REPORTING PERSONS Brigade Leveraged Capital Structures Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.00%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	27	of	66 Pages

1	NAMES OF REPORTING PERSONS Donald E. Morgan, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.00%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	28	of	66 Pages

1	NAMES OF REPORTING PERSONS Plainfield Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		900,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.69%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	29	of	66 Pages

1	NAMES OF REPORTING PERSONS Plainfield OC Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		225,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	225,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.17%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	30	of	66 Pages

1	NAMES OF REPORTING PERSONS Plainfield Liquid Strategies Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		45,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.03%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	31	of	66 Pages

1	NAMES OF REPORTING PERSONS Plainfield Special Situations Master Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		630,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		630,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	630,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.48%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	32	of	66 Pages

1	NAMES OF REPORTING PERSONS Max Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		900,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.69%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based on 130,324,581 shares of Common Stock outstanding as of February 22, 2010, as reported by Visteon Corporation in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 26, 2010.

CUSIP No.	92839U107	Page	33	of	66 Pages
Introductory Statement
     This Schedule 13D is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the purposes described in Item 4 of this Schedule 13D and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of securities of the Issuer (as defined below) beneficially owned by any other Reporting Person.
Item 1. Security and Issuer.
     The name of the issuer is Visteon Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Village Center Drive, Van Buren Township, Michigan 48111. This Schedule 13D relates to the Issuer’s Common Stock, $1.00 par value (the “Shares”).
Item 2. Identity and Background.
     This Schedule 13D is filed by the following Reporting Persons:
     (a) Davidson Kempner Partners, a New York limited partnership (“DKP”), (ii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”), (iii) M.H. Davidson & Co., a New York limited partnership (“CO”), (iv) M.H. Davidson & Co. GP, L.L.C., a New York limited Liability Company (“CO GP”), (v) Davidson Kempner International, Ltd., a British Virgin Islands corporation (“DKIL”), (vi) Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership (“DKDOF”), (vii) Davidson Kempner Distressed Opportunities International Ltd., an exempted Cayman Islands corporation (“DKDOI”), (viii) MHD Management Co., a New York limited partnership (“MHD”), (ix) MHD Management Co. GP, L.L.C., a Delaware limited liability company (“MHD GP”), (x) Davidson Kempner Advisers Inc., a New York corporation (“DKAI”), (xi) Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company (“DKIA”), (xii) DK Group LLC, a Delaware limited liability company (“DKG”), (xiii) DK Management Partners LP, a Delaware limited partnership (“DKMP”), (xiv) DK Stillwater GP LLC, a Delaware limited liability company (“DKS”), (xv) Thomas J. Kempner, Jr., an individual, (xvi) Stephen M. Dowicz, an individual, (xvii) Scott E. Davidson, an individual, (xviii) Timothy I. Levart, (xix) Robert J. Brivio, Jr., an individual, (xx) Eric P. Epstein, an individual, (xxi) Anthony A. Yoseloff, an individual, (xxii) Avram Z. Friedman, an individual and (xxiii) Conor Bastable, an individual, (Messrs. Kempner, Dowicz, Davidson, Levart, Brivio, Epstein, Yoseloff, Friedman and Bastable collectively, the “Principals”) (together, the “Davidson Kempner Filing Persons”); and;
     (b) Brigade Capital Management, LLC, a Delaware limited liability company (“Brigade Capital”), (ii) Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company (“Brigade Fund”), and (iii) Donald E. Morgan, III, an individual (together the “Brigade Filing Persons”); and
     (c) Plainfield Asset Management LLC, a Delaware limited liability company (“PAM”), (ii) Plainfield Special Situations Master Fund II Limited, a Cayman Islands exempted company (“PSSMF2”), (iii) Plainfield Liquid Strategies Master Fund Limited, a Cayman Islands exempted company (“PLSMF”), (iv) Plainfield OC

CUSIP No.	92839U107	Page	34	of	66 Pages
Master Fund Limited, a Cayman Islands exempted company (“POCMF”), and (v) Max Holmes, an individual (together, the “Plainfield Filing Persons”).
Davidson Kempner Filing Persons
     The principal business address of the Davidson Kempner Filing Persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, N.Y. 10022.
     The Principals are, the sole limited partners of DKMP, the sole managing members of CO GP, MHD GP, DKIA and DKG, and the sole stockholders and Principals of DKAI, and their principal businesses are to invest for funds and accounts under their management. Messrs. Thomas L. Kempner, Jr. and Timothy I. Levart are also the managing members of DKS. CO GP is the general partner of CO. MHD GP is the general partner of MHD, which in turn is the general partner of DKP. DKG is the general partner of DKDOF. DKMP is the investment manager of DKDOI. DKS is the general partner of DKMP. DKAI is the general partner of DKIP and is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”). DKIA is the investment manager of DKIL. Thomas L. Kempner, Jr. is a director of DKIL and DKDOI. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Davidson Kempner Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Davidson Kempner Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Davidson Kempner Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Messrs. Thomas J. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman and Conor Bastable are citizens of the United States. Mr. Timothy I. Levart is a citizen of the United States and the United Kingdom.
Brigade Filing Persons
     The principal business address of Brigade Capital is 339 Park Avenue, 16th Floor, New York, New York 10022. The principal business address of Brigade Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of Donald E. Morgan, III is 399 Park Avenue, 16th Floor, New York, New York 10022.
     Brigade Capital, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, furnishes investment advice on a discretionary basis to its clients and invests funds and accounts under management. Brigade Capital is the investment manager of Brigade Fund. Donald E. Morgan, III is the managing member of Brigade Capital and a director of Brigade Fund. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Brigade Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Brigade Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

CUSIP No.	92839U107	Page	35	of	66 Pages
subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Brigade Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Mr. Morgan is a citizen of the United States.
Plainfield Filing Persons
     The principal business address of the Plainfield Filings Persons is 100 West Putnam Avenue, Greenwich, Connecticut 06830.
     The principal business activity of PAM is to serve as a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended. The principal activity of POCMF, PLSMF and PSSMF2 is to invest and trade in a wide variety of securities and financial instruments. PAM is the investment manager of POCMF, PLSMF and PSSMF2. Mr. Holmes is the managing member and chief investment officer of PAM. Certain information required by this Item 2 concerning the executive officers, directors and managers of the Plainfield Filing Persons is set forth in Appendix A, attached hereto, which is incorporated herein by reference.
     None of the Plainfield Filing Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Plainfield Filing Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Mr. Holmes is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
Davidson Kempner Filing Persons
     The funds for the purchase of the Shares beneficially owned by the Davidson Kempner Filing Persons were derived from the working capital of DKP, DKIP, DKIL, CO, DKDOF and DKDOI. No borrowed funds were used to purchase the Shares held by the Davidson Kempner Filing Persons, other than borrowed funds used for working capital purposes in the ordinary course of business, including, in certain cases, through borrowings from margin accounts. A total of approximately $2,905,883.35 was paid to acquire such Shares.
Brigade Filing Persons
     The funds for the purchase of the Shares beneficially owned by the Brigade Filing Persons were delivered from the working capital of Brigade Fund. No borrowed funds were used to purchase the Shares held by the Brigade Filing Persons, other than borrowed funds used for working capital purposes in the ordinary course of business, including, in certain cases, through borrowings from margin accounts. A total of approximately $1,608,236 was paid to acquire such Shares.
Plainfield Filing Persons
     The funds for the purchase of the Shares beneficially owned by the Plainfield Filing Persons were delivered from their respective working capital. No borrowed funds were used to purchase the Shares held by

CUSIP No.	92839U107	Page	36	of	66 Pages
the Plainfield Filing Persons, other than borrowed funds used for working capital purposes in the ordinary course of business, including, in certain cases, through borrowings from margin accounts. A total of approximately $252,000 was paid to acquire such Shares.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired their Shares of the Issuer for investment purposes. The Reporting Persons evaluate their investment in the Shares on an ongoing basis. However, other than as set forth below, they have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions or matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.
     On May 28, 2009, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) before the Honorable Christopher S. Sontchi. The Debtors continue to operate their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Debtors’ Chapter 11 cases (collectively, the “Chapter 11 Cases”) are being jointly administered under Case No. 09-11786.
     The Reporting Persons have been monitoring the Chapter 11 Cases. To the extent permitted by applicable law, rules and regulations, the Reporting Persons may seek to influence the outcome of the Chapter 11 Cases, including, among other things, through (i) direct and/or indirect communications with participants in the Chapter 11 Cases and (ii) direct and/or indirect communications with other persons, including other stockholders of the Company, in each case, for the purpose of attempting to protect and maximize stockholder value.
     The Reporting Persons formed an Ad Hoc Committee of the Issuer’s stockholders (the “Ad Hoc Committee”). This Ad Hoc Committee was formed to evaluate and assert the rights of the Issuer’s equity holders. Notwithstanding the Reporting Persons’ participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purposes of acquiring, holding, voting or disposing of equity securities of the Issuer; therefore, the Reporting Persons disclaim membership in a group for purposes of Section 13(d) under the Exchange Act with the other participants of the Ad Hoc Committee.
     The Reporting Persons may become more actively involved in the Chapter 11 Cases, with the goal of protecting and maximizing stockholder value. In connection with that pursuit, on March 8, 2010, the Reporting Persons approved a letter to be sent to the Board of Directors of the Issuer (the “Board”) requesting that the Board convene a meeting with the Ad Hoc Committee, and its advisors (the “Letter”). The Letter was sent to the Board on March 8, 2010. A copy of the Letter is attached hereto as Exhibit 99.2 and is incorporated by reference in its entirety into this Item 4.
     The Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) — (j) of Item 4 of Schedule 13D. However, in connection with their participation in the Ad Hoc Committee, and as may otherwise be appropriate from time to time, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer.

CUSIP No.	92839U107	Page	37	of	66 Pages
     The Reporting Persons reserve the right to take any and all other actions as they deem appropriate with respect to their investment in the Issuer, including, without limitation, (i) to hold their Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of the securities of the Issuer, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) — (j) of Item 4 of Schedule 13D, and (v) to contact, communicate with or undertake joint action with any other stockholders of the Issuer in connection with the Chapter 11 Cases or any of the foregoing matters.
     All of the Reporting Persons are independent stockholders if the Issuer. The Reporting Persons acquired their holdings of Shares independently, and each retains the independent right to buy, hold, sell and vote its Shares subject to the terms of the Agreement (as defined below).
Item 5. Interest in Securities of the Issuer.
     The aggregate number of Shares to which this Schedule 13D relates is 9,500,000, representing 7.29% of the 130,324,581 Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 26, 2010.
Davidson Kempner Filing Persons
     (a) — (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Davidson Kempner Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Davidson Kempner Filing Persons is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.
     (d) No other person is known to the Davidson Kempner Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Brigade Filing Persons
     (a) — (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Brigade Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Brigade Filing Persons is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.

CUSIP No.	92839U107	Page	38	of	66 Pages
     (d) No other person is known to the Brigade Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Plainfield Filing Persons
     (a) — (b) The information set forth in Rows 7 through 13 of the cover page hereto for the Plainfield Filing Persons is incorporated herein by reference.
     (c) Information with respect to all transactions in the Shares which were effected during the past 60 days by each of the Plainfield Filing Persons and officers and directors is set forth on Appendix B hereto and incorporated herein by reference. All such transactions were effected as brokered transactions.
     (d) No other person is known to the Plainfield Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The Reporting Persons have entered into an Agreement, dated March 9, 2010 (the “Agreement”), regarding certain conduct of the Reporting Persons. The Agreement includes, but is not limited to, an agreement by the parties to (i) notify the special counsel for the Ad Hoc Committee after any purchases and sales of Shares, (ii) share legal expenses incurred in connection with the Ad Hoc Committee’s activities and (iii) consult with each other with respect to filing with the SEC, press releases, or other stockholder communications. Any party to the Agreement may terminate its obligations under the Agreement upon written notice to all other parties. A copy of the Agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein.
     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Appendix A: Information Regarding Instruction C Persons
     Appendix B: Transactions Effected During the Past 60 Days.
     Exhibit 99.1: Joint Filing Agreement of the Reporting Persons.
     Exhibit 99.2: Letter to the Board of the Issuer, dated March 8, 2010.
     Exhibit 99.3: Agreement, dated March 9, 2010.

CUSIP No.	92839U107	Page	39	of	66 Pages
Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
March 9, 2010

DAVIDSON KEMPNER PARTNERS

By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.

By: Davidson Kempner Advisers Inc.,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	President

M.H. DAVIDSON & CO.

By: M.H. Davidson & Co. GP, L.L.C.,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

CUSIP No.	92839U107	Page	40	of	66 Pages

M.H. DAVIDSON & CO. GP, L.L.C.

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER INTERNATIONAL, LTD.

By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

MHD MANAGEMENT CO.

By: MHD Management Co. GP, L.L.C.,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

MHD MANAGEMENT CO. GP, L.L.C.

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER ADVISERS INC.

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	President

DAVIDSON KEMPNER INTERNATIONAL ADVISORS, L.L.C.

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

CUSIP No.	92839U107	Page	41	of	66 Pages

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP

By: DK Group LLC,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD.

By: DK Management Partners LP,
its Investment Manager

By: DK Stillwater GP LLC,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DK GROUP LLC

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DK MANAGEMENT PARTNERS LP

By: DK Stillwater GP LLC,
its General Partner

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

CUSIP No.	92839U107	Page	42	of	66 Pages

DK STILLWATER GP LLC

By: Name:	/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.
Title:	Executive Managing Member

/s/ Thomas L. Kempner, Jr. Thomas L. Kempner, Jr.

/s/ Stephen M. Dowicz Stephen M. Dowicz

/s/ Scott E. Davidson Scott E. Davidson

/s/ Timothy I. Levart Timothy I. Levart

/s/ Robert J. Brivio, Jr. Robert J. Brivio, Jr.

/s/ Eric P. Epstein Eric P. Epstein

/s/ Anthony A. Yoseloff Anthony A. Yoseloff

/s/ Avram Z. Friedman Avram Z. Friedman

/s/ Conor Bastable Conor Bastable

CUSIP No.	92839U107	Page	43	of	66 Pages

BRIGADE CAPITAL MANAGEMENT, LLC

By: Name:	/s/ Donald E. Morgan, III Donald E. Morgan, III
Title:	Managing Member

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

By: Brigade Capital Management, LLC,
its Investment Manager

By: Name:	/s/ Donald E. Morgan, III Donald E. Morgan, III
Title:	Managing Member

/s/ Donald E. Morgan, III

Donald E. Morgan, III

PLAINFIELD ASSET MANAGEMENT LLC

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Partner and General Counsel

PLAINFIELD OC MASTER FUND LIMITED

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Authorized Individual

PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

By: Name:	/s/ Thomas X. Fritsch Thomas X. Fritsch
Title:	Authorized Individual

CUSIP No.	92839U107	Page	44	of	66 Pages

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

By:	/s/ Thomas X. Fritsch
Name:	Thomas X. Fritsch
Title:	Authorized Individual

MAX HOLMES

/s/ Thomas X. Fritsch

Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed with the SEC by Plainfield Asset Management LLC and Plainfield Special Situations Master Fund Limited with respect to the equity securities of Riviera Holdings Corporation on February 2, 2007 and is incorporated by reference herein.

CUSIP No.	92839U107	Page	45	of	66 Pages
APPENDIX A
INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS AND DIRECTORS
The following sets forth as to each of the executive officers and directors of the undersigned: his or her name; his or her business address; his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Reporting Persons, during the last five years, none of the persons listed this Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2 of this Schedule 13D.
DAVIDSON KEMPNER FILING PERSONS
Davidson Kempner International, Ltd.
Directors:

Michelle Wilson-Clarke	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Cayman Islands

Scott Lennon	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Canada
Davidson Kempner Distressed
Opportunities International Ltd.
Directors:

Michelle Wilson-Clarke	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited
Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Cayman Islands

Scott Lennon	Senior Vice President, Walkers Fund Services Limited
Walkers Fund Services Limited

CUSIP No.	92839U107	Page	46	of	66 Pages

Walker House, 87 Mary Street
George Town, KY1-9004,
Cayman Islands Tel: 345 945 3727 (Main)
Fax: 345 945 4757 (Main)

Citizenship: Canada
BRIGADE FILING PERSONS
Each individual identified below is a citizen of the Cayman Islands.
Brigade Fund
Directors:

Vijayabalan Muruguesu	Managing Director at Ogier Fiduciary Services (Cayman) Limited)
89 Nexus Way
Camana Bay
Grand Cayman
Cayman Islands KY1-9007
Scott Dakers	Associate Director at Ogier Fiduciary Services (Cayman) Limited)
89 Nexus Way
Camana Bay
Grand Cayman
Cayman Islands KY1-9007
PLAINFIELD FILING PERSONS
The principal employer of Mr. Holmes is PAM, the principal employer of Messrs. Mattison, Bree and Hanson is DMS Management and the principal employer of Mr. Williams is Pacific Alternative Asset Management Company, LLC. Messrs. Holmes, Bree and Williams are citizens of the United States. Mr. Mattison is a citizen of Canada and Mr. Hanson is a citizen of the Cayman Islands.
Plainfield Special Situations Master Fund II
Limited
Directors:

Max Holmes	100 West Putnam Avenue
Greenwich, CT 06830

Gordon Mattison	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands

David Bree	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106

CUSIP No.	92839U107	Page	47	of	66 Pages

Grand Cayman KY1-1205
Cayman Islands
Plainfield Liquid Strategies Master Fund Limited
Directors:

Max Holmes	100 West Putnam Avenue
Greenwich, CT 06830

David Bree	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands

Roger Hanson	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands
Plainfield OC Master Fund Limited
Directors:

Max Holmes	100 West Putnam Avenue
Greenwich, CT 06830

David Bree	Citco Trustees (Cayman) Limited
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205
Cayman Islands

Kevin Williams	c/o Pacific Alternative Asset Management Company, LLC
19450 Jamboree Road Suite 400
Irvine, CA 92612

CUSIP No.	92839U107	Page	48	of	66 Pages
APPENDIX B
TRANSACTIONS IN THE SHARES EFFECTED BY THE
REPORTING PERSONS DURING THE PAST SIXTY DAYS
(UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
THE OPEN MARKET)
M.H. DAVIDSON & CO.

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	19,056	$0.2610
02/26/10	7,944	0.3442
03/01/10	990	0.3863
03/01/10	16,110	0.7701
03/01/10	900	0.7000
03/03/10	9,000	0.5147
DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	480,635	$0.2610
02/26/10	200,365	0.3442
03/01/10	24,970	0.3863
03/01/10	406,330	0.7701
03/01/10	22,700	0.7000
03/03/10	227,000	0.5147
DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD.

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	1,041,731	$0.2610
02/26/10	434,269	0.3442
03/01/10	54,120	0.3863
03/01/10	880,680	0.7701
03/01/10	49,200	0.7000
03/03/10	492,000	0.5147
DAVIDSON KEMPNER INTERNATIONAL, LTD.

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	247,728	$0.2610
02/26/10	103,272	0.3442
03/01/10	12,870	0.3863
03/01/10	209,430	0.7701
03/01/10	11,700	0.7000
03/03/10	117,000	0.5147

CUSIP No.	92839U107	Page	49	of	66 Pages
DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	222,320	$0.2610
02/26/10	92,680	0.3442
03/01/10	11,550	0.3863
03/01/10	187,950	0.7701
03/01/10	10,500	0.7000
03/03/10	105,000	0.5147
DAVIDSON KEMPNER PARTNERS

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	105,867	$0.2610
02/26/10	44,133	0.3442
03/01/10	5,500	0.3863
03/01/10	89,500	0.7701
03/01/10	5,000	0.7000
03/03/10	50,000	0.5147
BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

Date of Trade	Shares Purchased (Sold)	Price per Share

03/02/10	276,000	$0.51471959
03/03/10	1,224,000	0.52093174
03/03/10	500,000	0.55
03/05/10	500,000	0.9076
03/08/10	100,000	0.7477
PLAINFIELD OC MASTER FUND LIMITED

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	175,000	$0.14
03/04/10	50,000	0.77
PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	35,000	$0.14
03/04/10	10,000	0.77
PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

Date of Trade	Shares Purchased (Sold)	Price per Share

02/26/10	490,000	$0.14
03/04/10	140,000	0.77

Exhibit 99.1

CUSIP No.	92839U107	Page	50	of	66 Pages
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the shares of the common stock of Visteon Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated: March 9, 2010

DAVIDSON KEMPNER PARTNERS

By: MHD Management Co.,
its General Partner

By: MHD Management Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.
Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P.

By: Davidson Kempner Advisers Inc.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	President

CUSIP No.	92839U107	Page	51	of	66 Pages

M.H. DAVIDSON & CO.

By: M.H. Davidson & Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

M.H. DAVIDSON & CO. GP, L.L.C.

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER INTERNATIONAL, LTD.

By: Davidson Kempner International Advisors, L.L.C.,
its Investment Manager

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

MHD MANAGEMENT CO.

By: MHD Management Co. GP, L.L.C.,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

MHD MANAGEMENT CO. GP, L.L.C.

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

CUSIP No.	92839U107	Page	52	of	66 Pages

DAVIDSON KEMPNER ADVISERS INC.

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	President

DAVIDSON KEMPNER INTERNATIONAL ADVISORS, L.L.C.

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP

By: DK Group LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD.

By: DK Management Partners LP,
its Investment Manager

By: DK Stillwater GP LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DK GROUP LLC

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

CUSIP No.	92839U107	Page	53	of	66 Pages

DK MANAGEMENT PARTNERS LP

By: DK Stillwater GP LLC,
its General Partner

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

DK STILLWATER GP LLC

By:	/s/ Thomas L. Kempner, Jr.

Name:	Thomas L. Kempner, Jr.
Title:	Executive Managing Member

/s/ Thomas L. Kempner, Jr.

Thomas L. Kempner, Jr.

/s/ Stephen M. Dowicz

Stephen M. Dowicz

/s/ Scott E. Davidson

Scott E. Davidson

/s/ Timothy I. Levart

Timothy I. Levart

/s/ Robert J. Brivio, Jr.

Robert J. Brivio, Jr.

/s/ Eric P. Epstein

Eric P. Epstein

/s/ Anthony A. Yoseloff

Anthony A. Yoseloff

/s/ Avram Z. Friedman

Avram Z. Friedman

CUSIP No.	92839U107	Page	54	of	66 Pages

/s/ Conor Bastable

Conor Bastable

BRIGADE CAPITAL MANAGEMENT, LLC

By:	/s/ Donald E. Morgan, III

Name:	Donald E. Morgan, III
Title:	Managing Member

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

By: Brigade Capital Management, LLC,
its Investment Manager

By:	/s/ Donald E. Morgan, III

Name:	Donald E. Morgan, III
Title:	Managing Member

/s/ Donald E. Morgan, III

Donald E. Morgan, III

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch

Name:	Thomas X. Fritsch
Title:	Partner and General Counsel

PLAINFIELD OC MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Name:	Thomas X. Fritsch
Title:	Authorized Individual

CUSIP No.	92839U107	Page	55	of	66 Pages

PLAINFIELD LIQUID STRATEGIES MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch

Name:	Thomas X. Fritsch
Title:	Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

By:	/s/ Thomas X. Fritsch

Name:	Thomas X. Fritsch
Title:	Authorized Individual

MAX HOLMES

/s/ Thomas X. Fritsch

Thomas X. Fritsch
Attorney-in-Fact*

*	Duly authorized pursuant to the Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to Amendment No. 1 to the Schedule 13G filed with the SEC by Plainfield Asset Management LLC and Plainfield Special Situations Master Fund Limited with respect to the equity securities of Riviera Holdings Corporation on February 2, 2007 and is incorporated by reference herein.